Exhibit 5.2

CONRAD C. LYSIAK
Attorney and Counselor at Law
West 601 First Avenue
Suite 503
Spokane, Washington 99201

Tel: (509) 624-1475
Fax: (509) 747-1770

January 7, 2002

Board of Directors
VMH VideoMovieHouse.com Inc.
#27 - 2337 Townline Road
Abbotsford, British Columbia
Canada V2T 6G1

Gentlemen:

The following is a general summary of the material U.S. federal income tax consequences as a result of First American Scientific Corporation, a Nevada corporation (AFASC@) transferring intangible assets to VideoMovieHouse.com, Inc., a British Columbia corporation (AVideo@) in exchange for additional paid-in surplus and thereafter, FASC distributing all shares of Video owned by FASC to its shareholders.

This opinion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "IRC"), applicable treasury regulations thereunder, judicial decisions and current administrative rulings as in effect on the date of this transfer. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular taxpayers in light of their personal circumstances or to taxpayers subject to special treatment under the IRC and does not address any aspect of state, local, foreign or other taxation.

The transfer of intangible assets to a wholly owned foreign subsidiary in exchange for additional paid-in surplus will be a taxable transaction for federal income tax purposes under the IRC, and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. Generally, for federal income tax purposes, FASC will recognize gain (but not loss) equal to the difference between, fair market value and cost basis of the assets transferred.

Board of Directors
VMH VideoMovieHouse.com Inc.
January 7, 2002

The distribution of Video stock held by FASC to its stockholders of record will qualify for nonrecognition of gain pursuant to IRC section 355 for all qualified U.S. persons. A U.S. person is defined in the IRC as a citizen or resident of the United States; or a domestic corporation. Pursuant to IRC section 367 for stock distributed to foreign shareholders, FASC will recognize gain (but not loss) on the distribution measured by the fair market value of the stock distributed minus the cost basis of the shares reflected on FASC balance sheet. Because the distribution qualifies for nonrecognition under IRC section 355, each shareholder (domestic or foreign) shall be considered to have received stock in a distribution qualifying for nonrecognition under IRC section 355, even though the FASC may recognize gain on the distribution to foreign shareholders. The basis of Video in the hands of the shareholders will be the basis determined under IRC section 358 without any increase for any gain recognized by FASC on the distribution.

Yours truly,

/s/ Conrad C. Lysiak
Conrad C. Lysiak

CCL:jtb